Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jabil Circuit, Inc.:

We consent to the use of our report dated October 24, 2007, with respect to the consolidated balance sheets of Jabil Circuit, Inc. as of August 31, 2007 and 2006, and the related consolidated statements of earnings, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2007, and the related financial statement schedule, included herein.

Our report dated October 24, 2007, contains an explanatory paragraph that states that the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of August 31, 2007.

/s/ KPMG LLP

February 15, 2008

Tampa, Florida

Certified Public Accountants